Exhibit 21.1

Subsidiaries of Reval Holdings, Inc.

Name	Jurisdiction of Incorporation
Reval.com, Inc.	Delaware
Reval SDR, Inc.	Delaware
FXpress Corporation	Pennsylvania
Reval India Private Limited	India
Reval.com Hong Kong Limited	Hong Kong
Reval.com Pty Limited	Australia
Reval Belgium BVBA	Belgium
Reval.com (UK) Limited	United Kingdom
Reval Austria GmbH	Austria
ecofinance Finanzsoftware & Consulting GmbH	Austria
ecofinance (Schweiz) AG	Switzerland
ecofinance Finanzsysteme und Consulting GmbH	Germany